UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Sigma Designs, Inc.

(Exact name of registrant as specified in its charter)

California	001-32207	94-2848099
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

47467 Fremont Blvd., Fremont, California		94538
(Address of principal executive offices)		(Zip Code)

Elias N. Nader, CFO           408-957-9847

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015

Section 1 -- Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended, Sigma Designs, Inc. (the Company) hereby files this Specialized Disclosure Report on Form SD and the Conflict Minerals Report attached hereto as Exhibit 1.01.

The Conflict Minerals Report is also available on the Company’s website at:

https://www.sigmadesigns.com

Item 1.02 Exhibit

See Item 1.01 and Item 2.01.

Section 2 -- Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 26, 2016

Sigma Designs, Inc.

By:	/s/ Elias N. Nader
Elias N. Nader
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report